

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 28, 2011

Via U.S. Mail

Vladimir Bibik
President, Secretary, Treasurer and Director
Rainbow International, Corp.
Pekarska 36
Brno
Czech Republic 60200

> **Re: Rainbow International, Corp.**
> **Registration Statement on Form S-1**
> **Filed: July 5, 2011**
> **File No.: 333-175337**

Dear Mr. Bibik:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You disclose that you are a development stage company that intends to engage in the business of distributing Bohemian crystal products. We note that since inception you have had no operations, sales, revenues or employees. In view of the foregoing, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply to this offering.

Prospectus Cover Page, page 3

2. Please revise your disclosure to include the anticipated net proceeds from the offering on an aggregate basis. You may wish to show this information assuming the sale of 25%, 50%, 75% and 100% of the shares you are offering. Refer to Item 501(b)(3) of Regulation S-K.

3. We note your disclosure that you are offering shares of common stock in your initial public offering on a "best-efforts" basis. "Best efforts" is a term of art that implies the engagement of a third party and their contracted level of performance on your behalf. As you are not engaging a third party financial intermediary to sell your offering, it appears that you should characterize your offering as a "direct primary" offering rather than as a "best efforts" offering. Please revise your disclosure throughout the prospectus to better characterize your offering as being a "direct primary" offering.

4. You disclose that in event of voluntary or involuntary bankruptcy, a creditor claim may attach to an investor's subscription "which could preclude or delay the return of money" to such investor. Please disclose the circumstances in which you plan to return subscriptions to investors and state clearly that there is no assurance that you will be able to return such funds. Alternatively, if true, please revise your disclosure to state that any funds received as part of the offering will be immediately deposited into your bank account and that if you fail to raise enough capital to commence operations, investors may lose their entire investment.

Prospectus Summary, page 5

Corporate Background and Business Overview, page 5

5. Please disclose here that you require a minimum funding of $20,000 to conduct your business over the next 12 months, and that if you are unable to obtain this level of financing, your business may fail. We note your disclosure in the fifth paragraph on page 16.

The Offering, page 6

6. Please briefly disclose here that this is a self-underwritten, direct primary offering with no minimum purchase requirement.

7. We note that you have two rows that purport to set forth the number of shares outstanding before the offering. One row indicates 3,000,000, and the other indicates 5,000,000. Please correct this inconsistency. It appears to us that you may have intended the second row to reflect the number of shares outstanding

after the offering, assuming the sale of all 2,000,000 shares in the offering covered by the prospectus.

8. Please revise the row for net proceeds to show the assumptions that you have made in calculating the amount of $80,000 shown (e.g., the sale of 100% of the stock you are offering).

9. Please revise the caption "Registration Costs" to reflect that you are showing your anticipated total offering costs.

10. Please reconcile your "Duration of the Offering" disclosure with your prospectus cover page disclosure stating that the offering will continue for 180 days once it is declared effective.

Summary of Financial Information, page 6

11. Total expenses and accumulated deficit on page 6 differ from the amounts presented in your audited financial statements. Please revise or advise.

Risk Factors, page 7

If we are unable to obtain the necessary financing to implement our business plan ..., page 8

12. Please reconcile your disclosure here that you expect it will take 18 months for you to be in a position to generate revenue with your disclosure on page 5 that it will take 12 months.

Use of Proceeds, page 15

13. Please revise your disclosure to clearly state that the various offering amounts presented are for illustrative purposes only that the actual amount of proceeds raised, if any, may differ significantly.

14. The amounts in the net offering after expenses line item on page 15 differ from those in the anticipated net offering proceeds line item on page 17. Please revise or advise.

Dilution, page 17

15. You appear to be using gross offering proceeds plus cash at May 31, 2011 to calculate your post offering net tangible book value. Your post offering net tangible book value should be calculated by adding net offering proceeds (gross proceeds minus offering expenses) to your May 31, 2011 historical net tangible

book value of $2,600. Please revise your disclosures throughout the filing accordingly. Refer to Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 18

Overview, page 18

16. With respect to your page 19 disclosure related to the negotiation of service agreements with potential wholesale customers, please revise your disclosure to provide few examples of potential wholesale customers.

Description of Business, page 22

In General, page 22

17. Please reconcile your disclosure that the total estimated amount of funds required to develop your business is $83,100 with your liquidity disclosure on page 20 that you anticipate needing approximately $62,800 to meet your requirements for operating needs for the 12 months of your estimated budget.

Agreement with our supplier, page 24

18. Please disclose here and elsewhere in the prospectus where disclosure requires it, that the supply agreement with Autodily Rachot provides for no minimum purchase requirements. Also, please clarify whether Autodily is simply a distributor of Bohemian crystal products or also a manufacturer. We note that Recital B of the Supply Agreement (Exhibit 10.1) defines "Products" as "Bohemian crystal products *manufactured* or otherwise produced in the Czech Republic by [Autodily Rachot]." [emphasis added]

19. Section 1.2 of the Supply Agreement provides that the prices of the products to be paid by you "shall initially be set" as set forth in Schedule I to the agreement. To the extent known, please disclose whether Autodily Rachot will have any discretion to adjust the product prices, and how such price adjustment may impact your results of operations. In this respect, we note your "Price competition could negatively affect our gross margins" risk factor disclosure on page 20.

Compliance with Government Regulation, page 24

20. Please revise your disclosure to discuss the effect of any existing or probable government regulation on your business, including any applicable export or import regulations or controls imposed by the Czech Republic or any of the North American countries in which you plan to distribute Bohemian crystal products.

See Item 101(h)(4)(ix) of Regulation S-K.

Certain Relationships and Related Transactions, page 28

21. Please ensure that your disclosure here is consistent with the "Related Party "Transactions" disclosure in Note 5, page F-9 of the financial statements. We note your Note 5 disclosure regarding the various loans a director has made to the company.

22. Since you are a shell company (see disclosure in the fourth paragraph of your "Plan of Distribution" discussion on page 29), please provide Item 404(c)(1) of Regulation S-K disclosure.

Plan of Distribution, page 29

23. Please tell us more about the manner in which the securities will be offered and how the investors will learn about the offering. For instance, will Mr. Bibik solicit the investors through direct mailings and/or through personal contact, how will he identify those who might have an interest in purchasing shares? Please provide us supplementally with copies of any materials that Mr. Bibik intends to use in this regard. Please file a form of the subscription agreement that you will use in this offering as an exhibit to the registration statement.

Description of Securities, page 30

Anti-Takeover Law, page 30

24. Please revise your disclosure to briefly describe any applicable provisions in your bylaws that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to an extraordinary corporate transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of its assets, or liquidation.

Experts, page 31

25. Please disclose the address of counsel issuing the opinion. Refer to paragraph 23 of Schedule A of the Securities Act.

Financial Statements

Note 6. Subsequent Events, page F-9

26. You disclose you evaluated subsequent events through the date your financial statements were issued. Please also disclose that specific date pursuant to ASC 855-10-50-1.

Exhibit 23.2

27. Please make arrangements with your auditor for them to also refer in their consent to the period from inception (April 22, 2011) to May 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

       Sincerely,

       /s/ Dietrich King for

       Pamela A. Long
       Assistant Director

cc: Via E-Facsimile at (206) 260-0111
        Thomas E. Puzzo, Esq.